Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

NOTICE OF

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ON

NOVEMBER 4, 2021

Notice is hereby given that an Annual and Extraordinary General Meeting of the shareholders (the “Meeting”) of Enlivex Therapeutics Ltd. (the “Company”) will be held at the offices of the Company at 14 Einstein Street, Nes Ziona, Israel 7403618, Israel (the “Offices”), on November 4, at 12:00 p.m. (Eastern Standard Time), for the following purposes:

1.	To re-elect the following persons to the Board of Directors, each to serve until the next Annual General Meeting of shareholders: Shai Novik, Abraham Havron, Gili Hart, Michel Habib, Sangwoo Lee, Brian Schwartz and Bernhard Kirschbaum.

2.	To approve the grant of 6,750 Restricted Stock Units (“RSUs”), in the aggregate, to each of our non-executive directors for the periods 2019 and 2020 (3,375 RSUs per each of 2019 and 2020), vesting annually over 4 years.

3.	To approve an amendment to the chairman agreement between the Company and A.S. Novik Ltd. (the “Amended Chairman Agreement”) pursuant to which Mr. Shai Novik, the chairman of our board of directors, will be entitled to 3.33% of gross proceeds received by the Company or its shareholders in connection with a commercial transaction with the Company or sale of the Company, as set forth in Section 3(g) of the Amended Chairman Agreement attached hereto as Exhibit A.

4.	To approve a further provision to the Amended Chairman Agreement, pursuant to which the remuneration payable to Mr. Novik will be paid in Israeli Shekels (NIS) instead of US Dollars (USD), at a fixed NIS:$ exchange rate, as set forth in Sections 3(a) and 3(f) of the Amended Chairman Agreement attached hereto as Exhibit A.

5.	To approve the grant of 81,075 RSUs, to Mr. Shai Novik, the Company’s Executive Chairman, as an equity bonus for 2020, vesting annually over a 4-year period.

6.	To approve the payment of a $60,000 cash bonus for 2020 to Mr. Oren Hershkovitz, the Company’s Chief Executive Officer.

7.	To approve the grant of 25,350 RSUs, to Mr. Oren Hershkovitz, as an equity bonus for 2020, vesting annually over a 4-year period.

8.	To approve a 5% increase for Mr. Oren Hershkovitz in his base salary in 2021 over his 2020 base salary and to set his target-bonus for 2021 at up to 30% of his 2021 base salary.

9.	To approve the grant of 30,750 RSUs, to Dr. Dror Mevorach, the Company’s Chief Scientific Officer, as an equity bonus for 2020, vesting annually over a 4-year period.

10.	Mr. Baruch Halpert, who has been serving on the Board of Directors of the Company since 2017, is departing from the Board and is not suggested for re-election in this General Meeting of shareholders. In light of the completion of the service of Mr. Baruch Halpert as a director, the shareholders are asked to approve, subject to certain conditions, the acceleration of the vesting of (i) 24,412 options previously granted to him; and (ii) 6,750 RSUs, subject to their being granted to him under Proposal 2 at this Meeting.

11.	To approve the extension of the exercise period in which Mr. Halpert may exercise his vested options to December 31, 2024.

12.	To approve an amendment to Section 10.2.5 of the Company’s Compensation Policy for Executives and Directors as set forth in Proxy Statement.

13.	To approve an increase in cash compensation for non-executive board members of the Company from its current level (approximately 14,345 USD fixed fee per annum, plus 370 USD per meeting), by 25% per year, until up to the maximum amount permitted under Israeli law for external directors.

14.	To reappoint BKR Yarel & Partners CPA, the Company’s auditors for the year ending December 31, 2021, as the Company’s auditors and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

15.	To review the Company’s Annual Report and financial statements for the year ended December 31, 2021, and to transact such other business as may properly come before the Meeting.

Management will also be giving a presentation on the Company’s current business plans.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ALL OF THE PROPOSALS ON THE AGENDA

Shareholders of record at the close of business on September 27, 2021 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting (either remotely or in person), you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A proxy from the holder of ordinary shares must be received by the Company no later than 3:00 p.m. (Israel) November 3 2021 to be validly included in the tally of ordinary shares voted at the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may (i) vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) send such certificate along with a duly executed proxy to the Company at 14 Einstein Street, Nes Ziona, Israel 7403618, Israel, Attention: Chief Financial Officer, or (iii) complete the Internet voting process via the electronic voting system of the Israel Securities Authority the (“ISA”) after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

By Order of the Board of Directors,

Enlivex Therapeutics Ltd.

September 30, 2021

PROXY STATEMENT

ENLIVEX THERAPEUTICS LTD.

14 Einstein Street,

Nes Ziona 7403618

Israel

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ON

NOVEMBER 4, 2021

The enclosed proxy is being solicited by our Board of Directors for use at our Annual and Extraordinary General Meeting of shareholders (the “Meeting”) to be held on November 4, 2021 at 12:00 p.m. (Eastern Standard Time), or at any adjournment thereof, at the offices of the Company at 14 Einstein Street, Nes Ziona, Israel 7403618, Israel. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trade September 27, 2021 (the “Record Date”). On the date hereof, we have outstanding and entitled to vote 18,310,507 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.40 each (the “Ordinary Shares”).

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to vote at the Meeting if you were a shareholder at the close of trade on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trade on the Record Date or which appeared in the participant listing of a securities depository on that date.

Quorum, Voting, Solicitation and Revocation of Proxies.

At least two shareholders who attend the Meeting in person, by proxy or by means of voting via the electronic voting system of the Israel Securities Authority (the “ISA Electronic Voting System”) who hold or represent together at least one third of the voting rights of our issued share capital will constitute a quorum for the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, at the same time and place, without it being necessary to notify our shareholders. A quorum at such adjourned meeting shall be any two shareholders attending in person, by proxy or by means of the ISA Electronic Voting System. Each outstanding Ordinary Share held by a shareholder is entitled to one vote.

Shareholders entitled to vote at the Meeting may attend the Meeting in person and vote thereat, appoint a proxy, vote by written ballot or, if they hold Ordinary Shares through a TASE member, may vote electronically via the ISA Electronic Voting System after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting. A proxy from the holder of Ordinary Shares must be received by the Company no later than 3:00 p.m. (Israel) on November 3, 2021 to be validly included in the tally of Ordinary Shares voted at the Meeting.

Each member of the TASE (a “Member”) is required to e-mail a link to the Proxy Statement and Position Statements published on the websites of the TASE and the ISA (http://www.tase.co.il/tase/ and http://www.magna.isa.gov.il, respectively) to each shareholder who is not listed in the Company’s shareholder register and whose Ordinary Shares are held through the Member; except in cases in which a shareholder has notified the Member that he/she/it is not interested in receiving such links and has submitted such notice (a) with respect to a specific securities account, and (b) prior to the Record Date.

A shareholder whose Ordinary Shares are held through a Member may obtain, upon request from the Member, a certification of ownership regarding his/her/its shares. Such certification may be obtained in the Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, on condition that the shareholder’s request be submitted with respect to a specific securities account.

Each of Proposals 1, 2, 4, 5, 10, 11, 13 and 14, to be presented at the Meeting requires the affirmative vote of shareholders present in person, by proxy or voting via the Electronic System, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

Under the Israeli Companies Law, the approval of each of Proposals 3, 6, 7, 8, 9 and 12 requires the approval of at least a majority of the votes cast with respect to each such proposal, provided that (i) the majority of the votes includes at least a majority of all the votes of shareholders who are not controlling shareholders of the Company or who do not have a personal interest in the compensation paid to the directors and participating in the vote or (ii) the total of opposing votes from among the shareholders described in subsection (i) above does not exceed 2% of all the voting rights in the Company (the “Disinterested Majority).

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with each Proposal requiring a Disinterested Majority. If any shareholder casting a vote in connection with such a Proposal does not notify us as to whether or not he, she or it has a Personal Interest with respect to such Proposal, that shareholder’s vote with respect to such Proposal will be disqualified and will not be counted in determining whether the above Disinterested Majority approval requirements are satisfied.

For the purpose of determining whether the Disinterested Majority approval requirements have been satisfied, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the company or in a body corporate. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

As of the date of this Proxy Statement, the Company has no controlling shareholders within the meaning of the Companies Law. In addition, it believes that the vast majority of its shareholders should not have a Personal Interest in any Proposal.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of proxy. Subject to the foregoing paragraph, Ordinary Shares represented by a valid proxy card will be voted in favor of each Proposal to be presented at the Meeting, unless you clearly vote against a specific Proposal.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of September 22, 2021 by each person who we know beneficially owns 5.0% or more of the outstanding Ordinary Shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge.

The beneficial ownership of Ordinary Shares is based on the 18,310,507 Ordinary Shares outstanding as of September 22, 2021, and is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 2021, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
The Company’s 5% or Greater Shareholders (other than Directors and Executive Officers)

HBL-Hadasit Bio-Holdings Ltd	1,096,603	5.99%

KIP Global Pharma-Ecosystem Private Equity Fund	1,417,950	7.74%

Directors and Executive Officers

Shai Novik[1]	1,149,578	6.13%

(1)	Includes 436,352 shares underlying options exercisable within 60 days from September 30, 2021.

PROPOSAL ONE

RE-ELECTION OF DIRECTORS

Our Board of Directors (the “Board”) has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of the directors listed below as a group. If any of such directors is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election/re-election of such other nominee/director as the Board may propose. The following nominees have advised the Company that they will serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupations during at least the past five years.

Director	Age	Principal Occupation

Shai Novik	55	Shai Novik is the Company’s Executive Chairman of the Board and has been such since 2014. Mr. Novik founded PROLOR Biotech, Inc. in 2005, and served as its President until 2014. PROLOR Biotech was listed on the NYSE MKT (N/K/A NYSE American) in 2010 and was sold in 2013 for $560 million. Mr. Novik has been a board member of Cortex Therapeutics, Inc., a neuroscience technology company, since 2020. Mr. Novik previously served as Chief Operating Officer and Head of Strategic Planning of THCG, Inc., a technology and life sciences investment company. THCG was a portfolio company of Greenwich Street Partners, one of the largest U.S. private equity funds. THCG’s portfolio included several life sciences and medical devices companies. Mr. Novik received his M.B.A., with distinction, from Cornell University.

Abraham Havron, Ph.D.	73	Dr. Abraham (Avri) Havron has been a Director of the Company since 2014. Dr. Havron served as the Chief Executive Officer of PROLOR Biotech, Inc. from 2005 through 2013. Dr. Havron is a 35-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories (then, a subsidiary of Serono, later acquired by Merck) from 1980 to 1987, and headed the development of the multiple sclerosis drug REBIF, with current sales of more than $1.5 billion annually. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron’s managerial responsibilities included the co-development of several therapeutic proteins and other bio-pharmaceuticals currently in the market, including recombinant human growth hormone (BioTropin), recombinant Hepatitis B Vaccine (Bio-Hep-B), recombinant Beta Interferon (REBIF), recombinant human insulin and hyaluronic acid for ophthalmic and orthopedic applications. Dr. Havron earned his Ph.D. in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow in the Harvard Medical School, Department of Radiology. Dr. Havron served as a director of Kamada Ltd. (KMDA) from 2010 to 2018. Dr. Havron also currently serves on the board of directors of Collplant Holdings Ltd. (CLGN), which position he has held since 2016, and PamBio, a private biotech company.

Gili Hart Ph.D.	46	Gili Hart, Ph.D., has been a Director of the Company since 2014. Dr. Hart previously held various positions at OPKO Biologics (f.k.a. PROLOR Biotech) and led the pre-clinical, clinical and pharmacological activities there from 2008 until 2017 . From 2017 until 2019 Dr. Hart served as Chief Executive Officer of Mitoconix Bio Ltd., a biopharmaceutical company developing disease modifying therapies addressing unmet medical needs by improving mitochondrial health, where she has worked in various roles since 2018. Since 2020 Dr. Hart has served as the Chief Executive Officer of Splisense Ltd., a biotechnology company developing novel therapies for genetic diseases by inhalation. Dr. Hart was a research fellow in the Immunology Department of Yale University from 2005 to 2007 and a research fellow at the Immunology Department of the Weizmann Institute of Science in Israel. Dr. Hart currently serves as a member of the board of directors of Collplant Holdings Ltd. (CLGN), which position she has held since 2017. Dr. Hart received her Ph.D. with distinction from the Immunology Department of the Weizmann Institute of Science in Immunology, and a M.S. degree in Biotechnology Engineering, summa cum laude, from the Technion Institute in Israel. Dr. Hart has published numerous papers and patents, in each case focusing on autoimmunity disease and immune system activation.

Bernhard Kirschbaum, Ph.D.	62	Dr. Kirschbaum has been a Director of the Company since 2018. Dr. Kirschbaum served as Executive Vice President and a member of the board of directors at Merck Serono, and Head of Global Research & Early Development reporting to the Chief Executive Officer of Merck Serono from 2011 to 2013. He led a global team of more than 1,200 employees, with a 400 million Euro annual budget. Since then, he has served as a member of the board of directors of several biotechnology companies, including Redx Pharma Plc, Protagen Diagnostics, Omeicos Therapeutics GmbH, BioMedx, KAHR Medical, Ltd. and FutuRx. Dr. Kirschbaum has significant expertise in a broad range of disease areas, including rheumatology/immunology, thrombosis, cardiometabolic diseases, oncology and neurology. He has successfully participated in the profiling of several drugs in their course to the market or during market expansion, including Arava, Velcade, Lovenox, Erbitux and Avelumab. Dr. Kirschbaum led drug portfolio re-allocation with focus on the therapeutic areas: oncology, neurodegenerative diseases (MS, Alzheimers, Parkinsons), autoimmune and inflammatory diseases. Dr. Kirschbaum has also been involved in research activities with respect to fertility, mainly focusing on embryo technologies. He implemented the new Merck Serono research organization, including an exploratory medicine department and all non-clinical development functions (toxicology, general & safety pharmacology, Chemistry, Manufacturing and Control (CMC) development and Drug Metabolism and Pharmacokinetics (DMPK)). Previously, Dr. Kirschbaum was Vice President Discovery Research, Global Head of Thrombosis and Angiogenesis at Sanofi-Aventis; and Vice President, Drug Innovation and Approval at Sanofi-Aventis. Dr. Kirschbaum earned his Ph.D. in biochemistry, summa cum laude, from the University of Konstanz, Germany, was a postdoctoral fellow with Dr. R.G. Roeder, at the Rockefeller University in New York, and a Research Associate with Dr. M. Buckingham at Institut Pasteur in Paris.

Michel Habib	54	Michel Habib has been a Director of the Company since 2017. Michel has many years of experience as a venture capitalist and senior Biomed executive, investing in MedTech & Biotech, with expertise in value building throughout the whole spectrum of development, with a track record of successful exits of over $1.5Bn. Since 2020 Mr Habib is Managing General Partner of ALIVE Israel HealthTech Fund. From 2016 to 2020, Mr. Habib he was engaged as an advisor to CBG Ltd, a multi-billion family office, for which he deployed $500M investments in companies and funds in Israel. From 2018 to 2020, Mr. Habib served as the Chief Executive Officer of Hadasit Bio-Holdings (HDST), a Bio-pharma Holding company, and has served on the board of directors of a number of Israeli biotechnology and pharmaceutical companies, including Cellcure, a Cell Therapy company, which was acquired by Lineage (LCTX) in 2017. From 2007 until 2014, Mr. Habib served as a Venture Partner at Agate Medical Investments and from 2012 to 2016 as Managing General Partner at MaC LP VC Funds. From 2003 until 2006 Mr. Habib served as Business Development Director of Elron (ELRN), managing the Medical Devices sector. As an Officer (Academic Reserve, Captain Res.) in the IDF Navy, Mr. Habib managed development of advanced Naval systems for the Navy’s elite unit. Mr. Habib holds a BsC in Aeronautical Engineering from the Technion. He is a graduate from Israel’s foreign service economic cadet school, a member of the Technion Alumni “100 Club” and graduate from the Global Executive Program on Negotiation (PON) at Harvard Law School. Mr. Habib is an Israeli court certified Business Arbitrator, graduated from the Bar Ilan University Business Arbitrators Program.

Sangwoo Lee	49	Sangwoo Lee has been a Director of the Company since 2017. Mr. Lee has served as an Executive Director of the Investment Department at Korea Investment Partners Co. Ltd., the largest capital venture fund in Korea, since 2014 and head of its U.S. branch since 2017. Korea Investment Partners Co. Ltd. is an affiliate of KIP Global Pharma Private Equity Fund, one of the Company’s major shareholders. He is responsible for sourcing and evaluation of start-up companies, investment and participation in business development and growth expansion of the fund’s investments in the United States and Europe. Previously, from 2013 to 2014, Mr. Lee was General Manager of the MSC Department at Samsung Electronics, responsible for strategic and business planning; and from 2004 to 2013, Vice President, CTO & Foreign Marketing Group Leader at Polidigm Co. Ltd. Mr. Lee received his B.Sc. and M.Sc. from Seoul National University, Department of Control and Instrumentation.

Brian Schwartz, MD.	59	Dr. Schwartz has served as a director of the company since December 2020. Dr Schwartz has wide-ranging experience as a drug development expert in pharmaceutical and biotechnology industries, spanning several therapeutic areas including oncology, hematology, dermatology, neurology and rare diseases. During the past decade he has served as Senior Vice President, Head of Research & Development and Chief Medical Officer of ArQule Inc., which was acquired for $2.7bn by Merck & Co. in 2020. Prior to ArQule, Dr. Schwartz was CMO at Ziopharm Oncology Inc. (Nasdaq: ZIO), and previously held several senior leadership roles at Bayer AG and LEO Pharma. The majority of Dr. Schwartz’s achievements have been in oncology, encompassing the development of targeted, cytotoxic agents and immunotherapy. Dr. Schwartz has been involved with a number of drug approvals, including sorafenib at Bayer, which has been used as a foundation for a number of initiatives in U.S. based cancer/rare disease focused biotechnology companies. At ArQule and Ziopharm Dr. Schwartz was a key member of the management team and managed diverse interdisciplinary teams to prepare multiple successful New Drug Applications (NDA), numerous Investigational New Drug (IND) applications, preclinical and clinical drug development programs. Dr. Schwartz has acquired knowledge and experience of medical affairs, cooperative oncology group, investors relations, partnering and capital raising. He is currently a Board Member of Mereo Biopharma Group plc (Nasdaq: MREO), Cyclacel Pharmaceutical Inc (Nasdaq: CYCC) and LifeSci Acquisition Corp (Nasdaq: LSAQ). In addition, Dr. Schwartz serves as an advisor, SAB member and independent consultant for numerous private biotech and investment companies. Dr. Schwartz received his medical degree from the University of Pretoria, South Africa, completed a fellowship at the University of Toronto, Canada and practiced medicine prior to his career in the biopharmaceutical industry.

Our Articles of Association specify that the number of directors will be at least five but not more than eleven. The current Board of Directors consists of eight members.

Each director has attested to the Board of Directors and the Company that he or she meets all the requirements in connection with the election of directors of publicly-traded companies under the Companies Law.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to re-elect Shai Novik, Abraham Havron, Gil Hart, Michel Habib, Sangwoo Lee, Brian Schwartz and Bernhard Kirschbaum, as directors of the Company until the next Annual General Meeting of Shareholders or until their respective successors are duly elected.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

COMPENSATION OF OFFICERS

Compensation for our officeholders, is based on each officeholder’s employment agreement and personal contribution to our management, operations and success, will be determined in accordance with our Executive Compensation Policy (the “Compensation Policy”). The term “officeholder,” as defined in the Israel Companies Law 1999 (the “Companies Law”), includes directors, executive officers and any manager directly subordinate to the chief executive officer. As required by the Companies Law, our shareholders approved the Compensation Policy for our office holders at our extraordinary general meeting in March 2015. Under Israeli law, a company is required to re-approve its Compensation Policy periodically. Consequently, our Shareholders approved an amended and restated Compensation Policy on June 24, 2020 and are being asked to approve a further amendment as set forth in Proposal 12 below.

Under the Companies Law, our directors can be paid for their services as directors to the extent such payments are in accordance with our Compensation Policy after approval by the compensation committee of our Board (the “Compensation Committee”), our Board and our shareholders by ordinary majority, or, if their compensation deviates from the Compensation Policy, after approval by our Compensation Committee, our Board and our shareholders by a special majority, provided that (i) the majority of the votes includes at least a majority of all the votes of shareholders who are not controlling shareholders of the Company or who do not have a personal interest in the compensation paid to the directors and participating in the vote or (ii) the total of opposing votes from among the shareholders described in subsection (i) above does not exceed 2% of all the voting rights in the Company (the “Disinterested Majority”).

Additionally, our other officeholders (other than our Chief Executive Officer (the “CEO”)) can be paid for their services to the extent such payments are in accordance with our Compensation Policy after the approval of our Compensation Committee and Board only; or if their compensation deviates from the Compensation Policy, after approval by our Compensation Committee, Board and shareholders by a Disinterested Majority.

Our CEO can be paid for his services to the extent such payment is in accordance with our Compensation Policy, after approval by our Compensation Committee, Board and shareholders by a Disinterested Majority.

Our Global Share Incentive Plan (2019) (the “ESOP Plan”) allows for the issuance of Restricted Share Units of our Ordinary Shares (“RSUs”), as well as options to our officeholders and directors. The RSUs generally vest over a period of four years but may have shorter vesting periods under certain circumstances as may be determined by the Compensation Committee and our Board. RSUs are issued following each applicable vesting date provided that the holder is continuing to provide our Company services on the applicable vesting date.

At their meetings on April 23, 2021, our management presented to our Compensation Committee and Board a report produced by Compensia, a non-affiliated professional consultant, in respect of compensation parameters paid by comparable companies to their directors and officers. A mix of cell therapy and biotech public companies were selected for the comparison, and were chosen based on similar market capitalizations, numbers of employees and clinical stage of product development. On the basis of separate meetings and discussions which followed the presentation, and in light of their commitment to ensure that we are able to hire and retain the best officeholders and directors, our Compensation Committee and Board approved certain cash and equity bonuses to certain of our officeholders and directors.

These awards are brought for the approval of our shareholders under certain of the Proposals below.

PROPOSAL TWO

APPROVAL OF EQUITY GRANTS TO OUR NON-EXECUTIVE DIRECTORS

Each of our Compensation Committee and Board approved, subject to shareholder approval, the following awards of RSUs to each of our non-executive directors:

To each of Dr. Avraham Havron, Dr. Gili Hart, Mr. Baruch Halpert, Mr. Michel Habib, Mr. Sangwoo Lee and Dr. Bernhard Kirschbaum 6,750 RSUs for the periods 2019 and 2020 (3,375 per each period); and to Dr. Brian Schwartz who became a director in December 2020, 3,656 RSUs. All grants shall be granted under the ESOP Plan, as 102(b)(ii) grants; and shall vest annually over 4 years from grant, subject to continued engagement on the date of vesting and shall commence vesting on July 1, 2021.

Our Compensation Committee and Board noted that that the grants had a value of less than $200,000 per director and were therefore within the limits set forth in the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the grants under the Company’s ESOP Plan, of 6,750 RSUs to each of Dr. Avraham Havron, Dr. Gili Hart, Mr. Baruch Halpert, Mr. Michel Habib, Mr. Sangwoo Lee and Dr. Bernhard Kirschbaum and 3,656 RSUs to Dr. Brian Schwartz, in accordance with the terms described in Proposal 2.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

Since a majority of our Board had a personal interest in the above proposal, no recommendation is made in connection therewith.

Pursuant to the Companies Law, Proposal 2 may nonetheless be approved by the Company even if our shareholders reject the proposal, provided that the Compensation Committee and thereafter the Board determine based on detailed reasoning, after having re-examined the proposal and taken into account the shareholder rejection, that the proposal is for the benefit of the Company.

PROPOSAL THREE

APPROVAL OF FIRST AMENDMENT TO CHAIRMAN AGREEMENT

Mr. Shai Novik has been the Company’s chairman of the Board since March 2014. Pursuant to the Companies Law, arrangements regarding the compensation of the Company’s Chairman of the Board require the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order.

In September 7, 2018, we entered into an agreement for the retention of Shai Novik as the Executive Chairman of our Board (the “Chairman Agreement”), for an initial term of two years, to be automatically extended for additional one-year periods, unless either party provides at least 180 days written notice prior to the expiration of the term. At our shareholders meeting in June 2020, the Chairman Agreement was amended. In their respective meetings held on April 23, 2021, each of our Compensation Committee and Board considered a further amendment to the Chairman Agreement, pursuant to which a new section 3(g) would be added to the Chairman Agreement pursuant to which, 3.33% of any gross proceeds actually received by the Company or its shareholders in connection with a commercial transaction with the Company (e.g., licensing/partnering deal) or sale/business combination transaction (the “Commission”), subject to certain conditions, would be paid, all as set forth in the Second Amendment to the Agreement attached hereto as Exhibit A (the “Amended Chairman Agreement”). Since the payment of the Commission cannot be quantified in advance, our Compensation Committee and Board determined that the proposed Commission may not comply with the terms of the Compensation Policy. However, each of our Compensation Committee and Board, approved the amendment, determining that in the circumstances it was justified and in the best interests of the Company, taking into consideration the following:

●	Mr. Novik’s unique contribution to all elements of the Company’s operations, his education, qualifications and experience;
●	Mr. Novik’s position and responsibilities for the Company’s business development;
●	the ratios between the cost of Mr. Novik’s total amended compensation package and average and median compensation packages of the other employees and full-time consultants engaged by the Company are reasonable and are not expected to have a negative effect on work relations in the Company

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“ RESOLVED, to approve the amendment of the Chairman Agreement by way of the addition of section 3(g) in the form attached to the Proxy Statement as Exhibit A and authorize the Board to act in accordance with the terms of the Amended Chairman Agreement.”

The approval of the above Proposal 3 requires the affirmative vote of a Disinterested Majority of our shareholders.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors, with the exception of Mr. Shai Novik who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

Pursuant to the Companies Law, Proposal 3 may nonetheless be approved by the Company even if our shareholders reject the proposal, provided that the Compensation Committee and thereafter the Board determine based on detailed reasoning, after having re-examined the proposal and taken into account the shareholder rejection, that the proposal is for the benefit of the Company.

PROPOSAL FOUR

APPROVAL OF SECOND AMENDMENT TO CHAIRMAN AGREEMENT

Pursuant to the Chairman Agreement, the Company pays Mr. Shai Novik a monthly retainer and associated performance bonuses, plus expenses, based on a US $/NIS exchange rate on the date of payment. On August 17, 2021, each of our Compensation Committee and Board considered an amendment to section 3(a) of the Chairman Agreement and the addition of a new section 3(f), pursuant to which Mr. Novik’s remuneration and expense reimbursement would be fixed in NIS rather be linked to the US Dollar, commencing January 1, 2021, as more fully set out in the applicable provisions of the Amended Chairman Agreement attached hereto as Exhibit A.

Each of our Compensation Committee and Board, approved the amendment above, determining that in the circumstances it was justified and in the best interests of the Company, taking into consideration the following:

●	the fact that Mr. Shai Novik is resident in Israel where his living costs are in NIS;
●	the US $ has consistently and materially devalued against the NIS since the date of the Consulting Agreement (from NIS 3.581: $1.00 on 7.9.18, to NIS 3.215: $1.00 on 16.8.21)

Our Compensation Committee and Board have each determined that the proposed amendment of the Consulting Agreement complies with the terms of the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the amendment of the Chairman Agreement by way of an amendment to Section 3(a) and the addition of section 3(f) in the form attached to the Proxy Statement as Exhibit A and authorize the Board to act in accordance with the terms of the Amended Chairman Agreement.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

The Board of Directors, except for Shai Novik, recommends that the shareholders vote “FOR” the approval of the proposed amendment to the Consultant Agreement, as described above.

Pursuant to the Companies Law, Proposal 4 may nonetheless be approved by the Company even if our shareholders reject the proposal, provided that the Compensation Committee and thereafter the Board determine based on detailed reasoning, after having re-examined the proposal and taken into account the shareholder rejection, that the proposal is for the benefit of the Company.

PROPOSAL FIVE

TO APPROVE THE GRANT OF 81,075 RSUs TO MR. SHAI NOVIK, THE COMPANY’S EXECUTIVE CHAIRMAN OF THE BOARD

Our Compensation Policy provides that the aggregate amount outstanding of all equity based compensation grants at any time to an executive chairman of our Company, shall not be in excess of 3% of the Company’s fully diluted share capital and not more than 200% of his salary (the “Chairman Equity Cap”). At meetings of the Compensation Committee held on April 23, 2021, May 19, 2021 and May 31, 2021, and of the Board held on April 23, 2021 and June 22, 2021, our Compensation Committee and Board, each recommended and approved, the grant of 81,075 RSUs to Mr. Shai Novik vesting periodically over a 4 year period commencing January 1, 2021, with 25% of the RSUs vesting on January 1, 2022 and the remainder vesting in equal annual installments thereafter all subject to his continued engagement by the Company. The RSUs were granted under section 102(b)(ii) of the Israeli Income Tax Ordinance 1968, and other terms of the grant are in accordance with the Plan.

Our Compensation Committee and Board have each determined that the proposed grant to Mr. Shai Novik complies with the Chairman Equity Cap and the terms of the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the grant of 81,075 RSUs to the Company’s Executive Chairman of the Board, Mr. Shai Novik, as described in Proposal 5 of the Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

The Board of Directors, except for Shai Novik, recommends that the shareholders vote “FOR” the approval of the proposed equity grant to our executive chairman of the Board, Mr. Shai Novik, as described above.

Pursuant to the Companies Law, Proposal 5 may nonetheless be approved by the Company even if our shareholders reject the proposal, provided that the Compensation Committee and thereafter the Board determine based on detailed reasoning, after having re-examined the proposal and taken into account the shareholder rejection, that the proposal is for the benefit of the Company.

PROPOSAL SIX

TO APPROVE THE PAYMENT OF A $60,000 CASH BONUS TO MR. OREN HERSHKOVITZ, THE COMPANY’S CEO

Our Compensation Committee and Board have each recommended and approved at their respective meetings held on April 23, 2021, a payment of a $60,000 cash bonus to our CEO, Mr. Oren Hershkovitz. Our Compensation Committee and Board have each also determined that the proposed cash bonus to Mr. Oren Hershkovitz is in compliance with the Bonus Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve payment of a $60,000 cash bonus to Mr. Oren Hershkovitz, the CEO of the Company.”

The approval of the above Proposal 6 requires the affirmative vote of a Disinterested Majority of our shareholders.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 6 as a condition for his or her vote to be counted with respect to this Proposal 6. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 6, his, her or its vote with respect to this Proposal 6 will be disqualified. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors, recommends that the shareholders vote FOR approval of the proposed resolution.

Pursuant to the Companies Law, Proposal 6 may nonetheless be approved by the Company even if our shareholders reject the proposal, provided that the Compensation Committee and thereafter the Board determine based on detailed reasoning, after having re-examined the proposal and taken into account the shareholder rejection, that the proposal is for the benefit of the Company.

PROPOSAL SEVEN

TO APPROVE THE GRANT OF 25,350 RSUs TO MR. OREN HERSHKOVITZ, THE COMPANY’S CEO

Our Compensation Policy provides that the aggregate amount outstanding of all equity based compensation grants at any time to the CEO of our Company, shall not be in excess of 2% of the Company’s fully diluted share capital on a fully diluted basis and not more than 100% of his salary (the “CEO Equity Cap”).

At meetings of the Compensation Committee held on April 23, 2021, May 19, 2021 and May 31, 2021 and of the Board held on April 23, 2021 and June 22, 2021, our Compensation Committee and Board, respectively, each recommended and approved the grant of 25,350 RSUs to Mr. Oren Hershkovitz vesting periodically over a 4 year period commencing January 1. 2021, with 25% of the RSUs vesting on January 1, 2022 and the remainder vesting in equal annual installments thereafter all subject to his continued engagement by the Company. The RSUs were granted under section 102(b)(ii) of the Israeli Income Tax Ordinance 1968, and other terms of the grant are in accordance with the Plan.

The Compensation Committee and Board of Directors have each determined that the proposed grant to Mr. Oren Hershkovitz complies with the CEO Equity Cap and the terms of the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the equity grant to the Mr. Oren Hershkovitz, the CEO of the Company, as described in Proposal 7 of the Proxy Statement.”

The approval of the above Proposal 7 requires the affirmative vote of a Disinterested Majority of our shareholders.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 7 as a condition for his or her vote to be counted with respect to this Proposal 7. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 7, his, her or its vote with respect to this Proposal 7 will be disqualified. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the proposed equity grant to our chief executive officer, Mr. Oren Hershkovitz, as described above.

Pursuant to the Companies Law, Proposal 7 may nonetheless be approved by the Company even if our shareholders reject the proposal, provided that the Compensation Committee and thereafter the Board determine based on detailed reasoning, after having re-examined the proposal and taken into account the shareholder rejection, that the proposal is for the benefit of the Company.

PROPOSAL EIGHT

TO APPROVE THE INCREASE IN CASH COMPENSATION AND TARGET BONUS OF MR. OREN HERSHKOVITZ, THE COMPANY’S CEO

At their respective meetings held on April 23, 2021, each of our Compensation Committee and the Board approved an increase in the annual base salary of Mr. Oren Hershkovitz by 5% from his annual base salary in 2020, effective retroactively from January 2021 (the “Updated Base Salary”), and accordingly any contribution and/ or funds shall be made based on the updated base salary. In addition, the Compensation Committee and the Board approved the grant of a target-bonus of up to 30% of the Updated Base Salary conditional upon Mr. Hershkovitz meeting certain performance based milestones approved by the Compensation Committee at its meetings held on May 31, 2021 and of our Board held on June 22, 2021. The Compensation Committee and Board of Directors have each also determined that the Updated Base Salary and Bonus are each in compliance with the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED a 5% increase for Mr. Oren Hershkovitz, the CEO of the Company, in his base salary in 2021 over his 2020 base salary, and to set his target-bonus for 2021 at up to 30% of his 2021 base salary.”

The approval of the above Proposal 8 requires the affirmative vote a Disinterested Majority of our shareholders.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 8 as a condition for his or her vote to be counted with respect to this Proposal 8. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 8, his, her or its vote with respect to this Proposal 8 will be disqualified. For this purpose, if you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors, recommends that the shareholders vote FOR approval of the proposed resolution.

Pursuant to the Companies Law, Proposal 8 may nonetheless be approved by the Company even if our shareholders reject the proposal, provided that the Compensation Committee and thereafter the Board determine based on detailed reasoning, after having re-examined the proposal and taken into account the shareholder rejection, that the proposal is for the benefit of the Company.

PROPOSAL NINE

TO APPROVE THE GRANT OF 30,750 RSUs TO DR. DROR MEVORACH, THE COMPANY’S CHIEF SCIENTIFIC OFFICER

At meetings of the Compensation Committee held on April 23, 2021, May 19, 2021 and May 31, 2021, and of the Board held on April 23, 2021 and June 22, 2021 , our Compensation Committee and Board, respectively, each recommended and approved, the grant of 30,750 RSUs to Dr. Dror Mevorach vesting periodically over a 4 year period commencing January 1. 2021, with 25% of the RSUs vesting on January 1, 2022 and the remainder vesting in equal annual installments thereafter all subject to his continued engagement by the Company. The RSUs were granted under section 102(b)(ii) of the Israeli Income Tax Ordinance 1968, and other terms of the grant are in accordance with the Plan.

Pursuant to our Compensation Policy the aggregate amount outstanding of all equity based compensation grants at any time to any senior executive officer (other than our CEO or executive chairman), shall not be in excess of 1% of the Company’s fully diluted share capital or of 75% of such person’s applicable salary (the “Senior Staff Equity Cap”).

Our Compensation Committee and Board determined that the proposed grant to Dr. Dror Mevorach does not comply with the Senior Staff Equity Cap and the terms of the Compensation Policy. However, each approved the grant, determining that in the circumstances it was justified and in the best interests of the Company, taking in consideration the following:

(a)	Dr. Mevorach’s involvement with the design of a Phase I Clinical Trial in sepsis as well as a Phase I and II Clinical Trials in COVID-19, which were both successfully completed in very challenging circumstances;

(b)	Dr. Mevorach’s deep experience and knowledge of the core scientific clinical developments of the Company that are crucial to the Company’s development, and;

(c)	Based on the comparable information provided to the Compensation Committee and the Board, it was noted that the equity bonus proposed for Dr. Mevorach would place his equity bonus component between the 25th and 50th percentiles for comparable office holders in similar companies, which the Compensation Committee and Board determined was reasonable.

The shareholders of the Company are requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the equity grant to the Company’s Chief Scientific Officer, Dr. Dror Mevorach, as described in Proposal 9 of the Proxy Statement.”

The approval of the above Proposal 9 requires the affirmative vote of a Disinterested Majority of our shareholders.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 9 as a condition for his or her vote to be counted with respect to this Proposal 9. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 9, his, her or its vote with respect to this Proposal 9 will be disqualified. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the proposed equity grant to our Chief Scientific Officer, Dr. Dror Mevorach, as described above.

Pursuant to the Companies Law, Proposal 9 may nonetheless be approved by the Company even if our shareholders reject the proposal, provided that the Compensation Committee and thereafter the Board determine based on detailed reasoning, after having re-examined the proposal and taken into account the shareholder rejection, that the proposal is for the benefit of the Company.

PROPOSAL TEN

ACCELERATION OF VESTING OF OPTIONS AND RSUs GRANTED TO BARUCH HALPERT

Mr. Baruch Halpert, who has been serving on the Board of Directors of the Company since 2017, is departing from the Board and has not been nominated for re-election in this General Meeting of shareholders.

On December 2017, Mr. Halpert was granted 53,192 options at an exercise price of $6.22 of which 75% (39,894) have vested and 25% (13,298) of which are due to vest in December 2021; and a further 44,456 options granted in January 2018 at an exercise price of $6.22 of which 75% (33,342) have vested and 25% (11,114) of which are due to vest in January 2022 (collectively, the “Options”).

On April 23, 2021, Mr. Halpert was granted 6,750 RSUs by our Compensation Committee and Board of Directors, subject to shareholder approval, which if approved under Proposal 2 would vest annually during four years starting July 1, 2021.

At meetings held on August 15, 2021, after Mr. Baruch Halpert had informed the chairman of the Board that he wishes to conclude his service as a director of the Company, our Compensation Committee and Board, respectively, each recommended and approved, subject to Mr. Halpert executing our customary confidentiality and no-claims letter, to (a) accelerate the vesting of all of Mr. Halpert’s 24,412 unvested Options, and 6,750 unvested RSUs (assuming the latter are approved under Proposal 2), such that they will vest at the date of the Meeting which is the final day of Mr. Halpert’s service on the Board.

Each of our Compensation Committee and Board, approved the amendment above, determining that in the circumstances it was justified and in the best interests of the Company, taking into consideration the following:

●	more than three of the four years of vesting have been achieved and the final vesting date of the Options was a matter of months away;
●	The RSUs were granted as director bonuses for the period 2019-2020;
●	Recognition of Mr. Halpret’s past years of Board service

Our Compensation Committee and Board have each determined that the proposed amendment of the Options and RSUs complies with the terms of the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve, subject to Mr. Halpert executing our customary confidentiality and no-claims letter, the acceleration of all of Mr. Baruch Halpert’s unvested Options and RSUs of Mr. Baruch Halpert, as described in Proposal 10 of the Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the proposed resolution 10, as described above.

Pursuant to the Companies Law, Proposal 10 may nonetheless be approved by the Company even if our shareholders reject the proposal, provided that the Compensation Committee and thereafter the Board determine based on detailed reasoning, after having re-examined the proposal and taken into account the shareholder rejection, that the proposal is for the benefit of the Company.

PROPOSAL ELEVEN

EXTENSION OF EXERCISE PERIOD FOR OPTIONS OF BARUCH HALPERT

Under our ESOP Plan, unless otherwise determined, vested options granted under the ESOP Plan may be exercised for a period of three months following the date the option holder has ceased providing services to the Company. Consequently, in the absence of a decision to the contrary, Mr. Baruch Halpert shall be only entitled to exercise his vested options for a period of three months following the date of this Meeting.

Each of our Compensation Committee and Board, approved, subject to Mr. Baruch executing our customary confidentiality and no-claims letter, the extension of the period in which Mr Baruch Halpert shall be entitled to exercise his options, until December 31, 2024, determining that in the circumstances it was justified and in the best interests of the Company, taking into consideration Mr. Halpret’s past years of Board service.

Our Compensation Committee and Board have each determined that the proposed extension complies with the terms of the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, subject to Mr. Baruch executing our customary confidentiality and no-claims letterto approve the extension of the period for exercising the options of Mr. Baruch Halpert until December 31, 2024.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the proposed resolution 11, as described above.

Pursuant to the Companies Law, Proposal 11 may nonetheless be approved by the Company even if our shareholders reject the proposal, provided that the Compensation Committee and thereafter the Board determine based on detailed reasoning, after having re-examined the proposal and taken into account the shareholder rejection, that the proposal is for the benefit of the Company.

PROPOSAL TWELVE

APPROVAL OF AMENDMENT TO SECTION 10.25 OF THE AMENDED AND RESTATED COMPENSATION POLICY

Our shareholders approved the Amended and Restated Compensation Policy for Executives and Directors (the “Compensation Policy”) on June 24, 2020. The Compensation Policy provides a framework for establishing the terms of office and employment of the Company’s office holders, a recoupment policy and guidelines with respect to the structure of the variable pay of office holders. Our Compensation Committee and Board have reviewed our existing Compensation Policy and have proposed for approval by our shareholders an amendment to section 10.2.5 of the Compensation Policy (the “Amendment”). The Amendment was recommended to the Board by the Compensation Committee and approved by the Board.

When considering amendments to the Compensation Policy, the Compensation Committee and the Board considered a number of factors, including the relevant matters and provisions set forth in the Companies Law and best practice recommendations issued by the Israeli Securities Authority, and reviewed other information they deemed relevant, with the advice of the Company’s legal advisors.

The Compensation Committee and Board of Directors have determined that current limits on executive bonuses described in Section 10.2.5 of the Compensation Plan, were not sufficiently broad to properly compensate executives of the Company in extraordinary years, and in order to avoid having to obtain shareholder approval for any exceptional bonuses proposed in exceptional years, it was in the Company’s best interest to amend section 10.2.5. After considering numerous factors, including, among others, the Company’s objectives, business plan and its policy with a long-term view; the Company’s business risks management; the Company’s size and nature of operations; and with respect to variable elements of compensation, the contribution of the Office Holders who will be subject thereto to achieving corporate objectives and increasing profits, with a long-term view and in accordance with their role in the Company, as well as having reviewed the comparisons of the Company’s bonus costs with comparable companies, the Compensation Committee and Board determined that it is in the best interest of the Company to replace Section 10.2.5 of the Compensation Policy with the following:

“10.2.5. Bonus Cap, and Special Bonus: The total yearly performance cash bonus targets for the CEO, Executive Chairman of the Board of Directors and Senior Staff shall not exceed an amount equaling 100% of their respective annual salaries (before taxes)/director fees for the same year in which the bonus is paid. In addition, the CEO, Executive Chairman of the Board of Directors and Senior Staff shall be eligible to receive, at the discretion of the Board, a special discretionary bonus during the calendar year, which shall not exceed an amount equaling 100% of their respective annual salary/fee, plus the performance cash bonus target amount for the same year in which the special discretionary bonus is paid.”

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the amendment of Section 10.2.5 of the Compensation Policy for Executives and Directors as set forth in this Proposal 12.”

Pursuant to the Companies Law, the approval of the above Proposal 12 requires the affirmative vote of a Disinterested Majority of our shareholders.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 12 as a condition for his or her vote to be counted with respect to this Proposal 12. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 12, his, her or its vote with respect to this Proposal 12 will be disqualified. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

Our Board of Directors recommends a vote “FOR” approval of the amendment of Section 10.2.5 of the Compensation Policy.

Pursuant to the Companies Law, Proposal 12 may nonetheless be approved by the Company even if our shareholders reject the proposal, provided that the Compensation Committee and thereafter the Board determine based on detailed reasoning, after having re-examined the proposal and taken into account the shareholder rejection, that the proposal is for the benefit of the Company.

PROPOSAL THIRTEEN

TO APPROVE THE INCREASE IN CASH COMPENSATION FOR NON-EMPLOYEE BOARD MEMBERS OF THE COMPANY BY 25% PER YEAR

Each of our Compensation Committee and Board noted that the annual and per-meeting cash compensation paid to the non-employee members of the Board was significantly lower than that permitted by our Compensation Policy. It was determined that in order to ensure that we continue to attract high caliber candidates to serve on our Board, and subject to the approval of our shareholders, the annual and per-meeting compensation for our non-employee directors should be increased from current amount of approximately $14,345 fixed fee per annum, and $370 per meeting, to the maximum permitted by our Compensation Policy, namely the maximum compensation permitted for external directors of a public company under the Companies law. However, it was determined that rather than implement such increase immediately, such increase should be implemented at a rate of 25% each year commencing from January 1, 2021, until the maximum threshold is met, which is currently NIS 134,292 (approximately $42,000) annually and NIS 4,035 (approximately $1,200) per meeting.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve an annual 25% increase in annual and per-meeting cash compensation for the non-employee directors, commencing July 1, 2021 until the maximum compensation for non-employee directors under the Compensation Plan achieved.”

The approval of the above Proposal 13 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting.

The Board of Directors makes no recommendation to the shareholders in respect of the proposed resolution.

PROPOSAL FOURTEEN

APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR

BKR Yarel & Partners CPA have served as the Company’s auditors since 2013. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants for the fiscal year ending December 31, 2021. Our Board recommended and upon such recommendation, at the last Annual General Meeting, the Company’s shareholders appointed the accounting firm of BKR Yarel & Partners CPA as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2020. The Board believes that the appointment of BKR Yarel & Partners CPA as the Company’s independent registered public accounting firm to perform the audit of the Company’s consolidated financial statements for the fiscal year ending December 31, 2021 is appropriate and in the interests of the Company and its shareholders. Subject to the approval of this proposal, the Audit Committee of the Board of Directors will fix the compensation of BKR Yarel & Partners CPA in accordance with the scope and nature of their services to the Company.

In compliance with the Companies Law, the shareholders will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to reappoint BKR Yarel & Partners CPA for the year ending December 31, 2021 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.”

The approval of the above Proposal 14 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting.

Our Board of Directors recommends a vote “FOR” approval of the proposed appointment of BKR Yarel & Partners CPA as the independent public auditors of the Company for the year ending December 31, 2021 and the authorization of the Audit Committee of the Board of Directors to fix their compensation.

REVIEW OF THE COMPANY’S ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020, AND TRANSACTION OF SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING

The audited financial statements of the Company for the fiscal year ended December 31, 2020 were filed together with the Company’s Annual Report on Form 20-F, which was filed on April 30, 2021 with the SEC and is available at the SEC’s website, www.sec.gov, and at the Magna website of the Israel Securities Authority (“ISA”) at www.magna.isa.gov.il. We will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This item will not involve a vote by the shareholders.

The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Shareholders are permitted to express their position on the proposals to be voted on at the Meeting by submitting a written statement, through the Company, to the other shareholders (a “Position Statement”). Position Statements should be submitted to the Company at its registered offices at 14 Einstein Street, Nes Ziona, Israel 7403618, Israel, Attention: Chief Financial Officer. Any Position Statement received will be furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements must be submitted no later than June 20, 2021.

Where to Find More Information

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il and the Company’s website at www.biolinerx.com. Shareholders may obtain information (including the full text of the proposed resolution and the Proxy Statement and the Position Statements) directly from the Company, whose registered office is at 14 Einstein Street, Nes Ziona 7403618, Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time), and whose telephone number is +972-8-642-9100.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. Lastly, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 30, 2021. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 30, 2021, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. IF NO SPECIFICATION IS MADE, AND EXCEPT AS OTHERWISE MENTIONED IN THIS PROXY STATEMENT, THE ORDINARY SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

By Order of the Board of Directors

Enlivex Therapeutics Ltd.

September 30, 2021

Exhibit A

SECOND AMENDMENT TO

CONSULTING AGREEMENT

THIS SECOND AMENDMENT (the “Second Amendment”) is entered into as of ________, 2021 by and between Enlivex Therapeutics, Ltd., a company organized under the laws of Israel, corporate number 51373620, whose address is at Kiriat Hadassa P.O.B 1267 Jerusalem Israel 91129 (the “Company”) and A.S. Novik Ltd., a company organized under the laws of Israel, corporate number 513439273, whose address is 30 Anni Maamin Street Ramat Hasharon Israel 47212 (the “Consultant”).

WHEREAS, reference is made to that Agreement entered into by and between the Company and the Consultant, dated September 7, 2018, as amended on June 24, 2020 (the “Consulting Agreement”). All capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to such terms in the Consulting Agreement; and

WHEREAS, the Company and Consultant have agreed to certain amendments of the Consultant Agreement as set forth below.

NOW THEREFORE, the parties have agreed to the following amendments to the Consulting Agreement, effective as of January 1, 2021 (the “Effective Date”), as follows:

1.	Section 3(a) “(Base Retainer”) shall be amended by the deletion of the sentence: “Payments of Base Retainer shall be made in NIS, calculated using the exchange rate of the day of payment”.[1]

2.	A new subsection 3(f) shall be added to the Consulting Agreement: [2]

Payments in NIS

“All Dollar amounts enumerated in Section 3(a) (“Base Retainer”) and (d) (“Reimbursement of Expenses”), shall be paid to the Consultant in NIS, based on a $:NIS Exchange rate of 3.581.”

3.	A new subsection Section 3(g) shall be added to the Consulting Agreement: [3]

Commission Payment

(i)	“Should the Company consummate a Commercial Transaction, or Sale, the Consultant shall receive 3.33% of Gross Proceeds actually received (the “Fee”) during the first five (5) years from the Sale or Commercial Transaction. However, in the case of a Commercial Transaction, the Fee with respect to any individual Commercial Transaction, shall only be paid once the aggregate Consideration actually received by the Company in respect of such Commercial Transaction are equal or greater than $20 million. A “Sale” shall mean: (a) any merger, consolidation, joint venture or other business combination (the “Business Combination”) pursuant to which the business of the Company is combined with that of a third party (which is not an affiliate of the Company) (a “Purchaser”) such that the shareholders of the Company prior to the consummation of the Business Combination, own less than 50% of the Company following the Business Combination; (b) the acquisition by a Purchaser as part of a Business Combination, directly or indirectly, of any of the capital stock of the Company, by way of negotiated purchase or any other means; and/or (c) the acquisition by a Purchaser, directly or indirectly, of any of the assets, properties and/or businesses of the Company, by way of a direct or indirect purchase, lease, license, exchange, joint venture or other means. A “Commercial Transaction” shall mean any partnering, licensing or similar deal in which the Company receives consideration. “Consideration” shall mean the total amount of cash and the fair market value (which fair market value shall be reduced in respect of any property paid at a discount) of other property paid or payable in connection with the Sale (including amounts paid into escrow, other than in connection with contingent payments) to the Company, its shareholders and/or holders of its other securities convertible into equity, including amounts paid or payable to acquire unexercised or unconverted warrants, convertible securities, options or similar rights, whether or not vested, plus, without duplication, in the event of a Sale structured under clause (a) or (b) of the definition of “Sale”, the principal amount of all indebtedness for borrowed money or similar non-trade related liabilities of the Company (collectively, “Indebtedness”) outstanding immediately prior to consummation of the Sale or, in the case of a sale of assets, all Indebtedness of the Company assumed by the Purchaser.

1 To be included if Proposal 4 is approved.

2 To be included if Proposal 4 is approved.

3 To be included if Proposal 3 is approved by the requisite majority.

(ii)	If the Consideration is subject to increase by contingent payments related to future events, or is otherwise to be paid over time, the Fee relating thereto shall be calculated and paid as and when such payments are made, regardless of the date on which made. For purposes of determining the fair market value of any non-cash Consideration, such determination shall be made on the business day preceding the closing of the Sale, except that if any part of the Consideration consists of marketable securities, for purposes of determining the amount of the Consideration the value of those securities shall be determined by using the average of the last sale prices for those securities on the 10 trading days ending the last business day preceding the closing of a Sale.”

4.	Except as explicitly stated herein, all other terms and conditions of the Consulting Agreement shall remain in effect and unchanged.

5.	This Amendment shall be read together with the Consulting Agreement, and shall constitute an integral part thereof, and, save as expressly amended by this Amendment, the Consulting Agreement shall remain unaltered and in full force and effect.

6.	This Amendment constitutes the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions or agreements between the parties with respect to the subject matter hereof. No modification of or amendment to the Consulting Agreement as amended by this Amendment, nor any waiver of any rights under this Amendment, will be effective unless in writing and signed by both parties hereto.

7.	This Amendment and the Consulting Agreement shall be governed, construed and enforced in accordance with, the laws of Israel. The competent courts in the District of Tel Aviv shall have exclusive jurisdiction in all matters arising out of or in connection with the Consulting Agreement as amended hereby.

IN WITNESS WHEREOF, each of the parties hereto has caused this Second Amendment to be executed, all as of the day and year first above written.

ENLIVEX THERAPEUTICS, LTD.	A.S. NOVIK LTD.

By:	By:
Its:	By: